UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 17, 2020

Commission File Number 333-229312

ATLAS CORP.

(Exact name of Registrant as specified in its Charter)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

Information Contained in this Form 6-K Report

Attached as Exhibit 99.1 hereto and incorporated by reference herein is a copy of a press release issued by Atlas Corp. on December 17, 2020, announcing the pricing of the previously announced offering by its wholly-owned subsidiary, Seaspan Corporation of $175.0 million aggregate principal amount of 3.75% exchangeable senior notes.

The following exhibit is filed as part of this Report:

Exhibit Number	Description
99.1	Announcement of Pricing of Seaspan’s $175 Million 3.75% Exchangeable Senior Notes Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: December 17, 2020	By:	/s/ Sarah Pybus
Sarah Pybus
Associate General Counsel and Secretary